Postal Code 20549-0303

								February 24, 2005


via facsimile 415-981-4840  and U.S. mail

Paul Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, California  94602

Re:  	BellaVista Capital, Inc.
Preliminary Proxy Statement on Schedule 14A filed February 18,
2005
Supplemental letter dated February 22, 2005
SEC File no.  0-30507

Dear Mr. Derenthal:

	We have the following comments on the above-captioned filing:

General

1. We note your response to our previous comment regarding the nature
of the proposal.  In this regard, we considered your response letter
to us dated February 18, 2005 and your letter dated February 22, 2005. Please provide us with further analysis regarding a shareholder`s ability to seek liquidation in accordance with Maryland law. For example, must the board adopt a resolution advising
liquidation or dissolution?   We note section 3-403(b) of the
Maryland Corporation Code.

Appendix C -- Letter to Shareholders
2. Please tell us whether you considered disclosing the current returns and historical returns on your investments. If feasible, please indicate when you expect to be earning double-digit returns.


Other
3. In connection with responding to our comments, please provide, in writing, a statement acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

	Please amend your proxy statement to promptly comply with our comments. If you do not agree with a comment, please tell why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-
1918.

							Sincerely,


							Pamela Carmody
							Special Counsel
							Office of Mergers and
Acquisitions



BellaVista Capital, Inc.
02/24/2005
Page 2





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE